UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 23)*

Akorn, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

009728 10 6

(Cusip Number)

John N. Kapoor

6610 N. 29th Place

Phoenix, AZ 85016

602-667-0263

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 17, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 009728 10 6

1	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (entities only):
John N. Kapoor

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☒
(b) ☐

3	SEC Use Only:

4	Source of Funds (See Instruction):

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization:
USA

	7	Sole Voting Power:
2,413,432
Number of Shares Beneficially Owned by Each Reporting Person With
	8	Shared Voting Power:
-

	9	Sole Dispositive Power:
2,413,432

	10	Shared Dispositive Power:
-

11	Aggregate Amount Beneficially Owned by Each Reporting Person:
2,413,432

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11):
1.9%[1]

14	Type of Reporting Person (See Instructions):
IN

1 Based on Akorn, Inc’s Quarterly Report on Form 10-Q filed for the quarter ended March 31, 2019, there were 125,850,278 shares of common stock outstanding.

Explanatory Note:

This Amendment No. 23 (the “Amendment”) to Schedule 13D (“Schedule 13D”) amends and restates, where indicated, the statement on Schedule 13D, as previously amended, in relation to the beneficial ownership of Common Stock of Akorn, Inc., a Louisiana corporation (the “Company” or “Akorn”). The address of the principal executive offices of the Issuer is 1925 W. Field Court, Suite 300, Lake Forest, Illinois, 60045; its telephone number is (847) 279-6100.

This Amendment is being filed to disclose the transactions described in Item 1(d) and Item 5(c) below. Except as otherwise set forth herein, this Amendment does not modify any of the information previously included in the Schedule 13D.

Item 2.     Identity and Background.

(d) and (e)

Except as provided in this Item 2 included in this Amendment, the Reporting Person has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, has not been and is not now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person was convicted on May 2, 2019 by a federal jury of a RICO conspiracy in connection with providing incentives to medical practitioners to prescribe Subsys, a sublingual fentanyl spray intended for cancer patients experiencing breakthrough pain.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person resigned as trustee from various trusts previously identified in this Schedule 13D and as an officer and director of EJ Financial Enterprises, Inc. and Pharma Nevada, Inc., each of which serve as a managing general partner or general partner of entities previously identified in this Schedule 13D as holding Common Stock.

Item 4.     Purpose of Transaction.

(a) – (g) The information contained in Items 3 is incorporated herein by reference.

The Reporting Person has beneficial ownership over Common Stock that has been acquired by entities as an investment. The Reporting Person intends to continue to review Akorn’s business affairs and general economic and industry conditions and, based upon such review, the Reporting Person, will, on an on-going basis, evaluate various alternative courses of action including additional capital investments in Akorn. Alternatively, the Reporting Person may sell all or a portion of their holdings in Akorn in the open market, subject to the requirements of Rule 144 or as otherwise permitted.

In June 2019, the Reporting Person ceased to be a beneficial owner of 26,038,551 shares of Common Stock due to his resignation from his position as trustee of various trusts previously identified in this Schedule 13D and as an officer and director of EJ Financial Enterprises, Inc. and Pharma Nevada, Inc., each of which serve as a managing general partner or general partner of entities previously identified in this Schedule 13D as holding Common Stock. In addition, Dr. Kapoor granted an irrevocable proxy under which he granted Rao Akella with voting and investment power over his interests in EJ Financial Enterprises, Inc. and Pharma Nevada, Inc. so that he no longer has any control over these entities.

Item 5.	Interest In Securities of the Issuer

(a) – (b):

The Facing Page for Dr. Kapoor sets forth the aggregate number and percentage of common stock, no par value (the “Common Stock”), of Akorn of which Dr. Kapoor is the beneficial owner.

The shares of Common Stock reported on the Facing Page over which Dr. Kapoor has sole dispositive and voting power consist of 2,413,432 shares of Common Stock owned by the John N. Kapoor Trust dated September 20, 1989 (the “Trust”), of which the Reporting Person is the sole trustee and beneficiary.

(c) In June 2019, the Reporting Person ceased to be a beneficial owner of 26,038,551 shares of Common Stock due to his resignation from his position as trustee of various trusts previously identified in this Schedule 13D and as an officer and director of EJ Financial Enterprises, Inc. and Pharma Nevada, Inc., each of which served as a managing general partner or general partner of entities previously identified in this Schedule 13D as holding Common Stock, and on July 17, 2019, the Reporting Person granted an irrevocable proxy over voting and investment power of the Reporting Person’s interests in EJ Financial Enterprises, Inc. and Pharma Nevada, Inc.

(d) Inapplicable.

(e) Inapplicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

EJ Funds LP and Akorn and Akorn (New Jersey), Inc. entered into a Modification, Warrant and Investor Rights Agreement, dated April 13, 2009 (the "Modification Agreement") under which EJ Funds LP has the right to nominate two directors to serve on Akorn's Board of Directors. The Modification Agreement requires that the designees be recommended by the Board of Directors at each shareholder election of directors and that all proxies be voted in favor of the election of the designees except as otherwise directed by any shareholder. The description of the Modification Agreement is only a summary and is qualified in its entirety by the full text of the agreement filed as an exhibit hereto, which is incorporated by reference herein.

On July 17, 2019, the Reporting Person was granted an irrevocable proxy over voting and investment power of John Kapoor’s interests in EJ Financial Enterprises, Inc. and Pharma Nevada, Inc.

Item 7.     Exhibits.

1. Irrevocable proxy between Rao Akella and John Kapoor dated July 17, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 19, 2019	/s/ Dr. John N. Kapoor
Dr. John N. Kapoor